Filed Pursuant to Rule 433

Dated January 14, 2010

Registration Statement

No. 333-163914

SL GREEN REALTY CORP.

5,400,000 Shares of 7.625% Series C Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	SL Green Realty Corp.

Title of Shares:	7.625% Series C Preferred Stock

Number of Shares:	5,400,000

Maturity:	Perpetual

Trade Date:	January 14, 2010

Settlement Date:	January 20, 2010 (T+3)

Dividend Rate:	7.625%

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, commencing April 15, 2010

Optional Redemption:	Redeemable, at any time, in whole or from time to time in part, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date

Yield (including accrued dividend):	8.101%

Yield (excluding accrued dividend):	8.127%

Public Offering Price:	$23.5300

Purchase Price by Underwriter:	$22.7911

Net Proceeds (before expenses):	$123,072,151

Underwriting Commission:	$3,989,849

Joint Book-Running Managers:	Banc of America Securities LLC
Wells Fargo Securities, LLC

Joint Lead Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Listing/Symbol:	NYSE/ “SLGPrC”

CUSIP:	78440X309

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the

SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC toll-free at (800)294-1322 or Wells Fargo Securities, LLC toll-free at (800)326-5897.